Daybreak Oil and Gas, Inc.
601 West Main Ave Suite 1017 Spokane, WA 99201
Office: (509) 232-7674 Fax: (509) 455-8483

April 10, 2014

Via Edgar

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention:

Karl Hiller

Branch Chief

Re:

Daybreak Oil and Gas, Inc.

Form 10-K for the Fiscal Year Ended February 28, 2013

Filed May 28, 2013

Response Letter dated March 6, 2014

File No. 000-50107

Dear Mr. Hiller:

We are responding to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated March 28, 2014 (the “Comment Letter”), which was received by Daybreak Oil and Gas, Inc. (“Daybreak”, the “Company”, “we”, “us” or “our”) regarding the filings listed above. Each comment is included below and is numbered to correspond to the numbered paragraph in the Comment Letter.  The Company’s responses immediately follow each comment.

Form 10-K for the Fiscal Year ended February 28, 2013

Reserves, Page 19

1.

We note your response to prior comment three.  So that we may better understand the changes to PUD volumes and future development costs, please address the following:

•

Quantify the amount of future development costs associated with the 69,340 bbls increase to proved undeveloped reserves.

•

Quantify any change in reserves with respect to the farm-in agreement that requires a third party to incur $156,275 of your development costs.

Mr. Hiller

Securities and Exchange Commission

April 10, 2014

•

Quantify the amount of development costs associated with the PUD locations that were scheduled to be drilled in the same month as the effective date of the related reserve report and address the apparent inconsistent treatment of PUD volumes and related development costs.

•

Tell us if the aforementioned two PUD locations were drilled and if applicable, specify when the drilling occurred.

•

Quantify the changes to development costs and reserve quantities that relate to a decrease in your working and corresponding net revenue interest of approximately 10%.

•

Quantify the decrease to your development costs with respect to the change in the completion methodology used relative to that in prior years.

Response:

•

The amount of future development costs associated with the addition of three PUD locations representing 63,120 bbls of the increase in the reserve report effective February 28, 2013 was $99,380 per well for a total of $298,140. In the comments and responses between Daybreak and the SEC Staff a transposition in the amount of proved undeveloped reserves has occurred. The February 28, 2013 proved undeveloped reserves were 206,980 bbls not 206,890 bbls as previously referenced. The change between PUD balances of 137,550 bbls at February 28, 2012 and 206,980 bbls at February 28, 2013 was 69,430 bbls. After accounting for the addition of the three new PUD locations of 63,120 bbls, the remaining increase in reserves of 6,310 bbls came from PUDs that were shown on the reserve reports for both years and represented a decrease of $685,010 in development costs in comparison to the reserve report effective February 28, 2012.

•

The change in reserves on the reserve report effective February 28, 2013 in comparison to the reserve report effective February 28, 2012 with respect to the farm-in agreement that requires a third party to incur $156,275 of our development costs was a decline of 710 bbls from the reserve report effective February 28, 2012 balance of 4,860 bbls to 4,150 bbls on the reserve report effective February 28, 2013. This 710 bbls decline was due to (i) the assignment of working interest and corresponding decrease in net revenues (486 bbls) and (ii) to changes in reservoir performance (224 bbls).

•

The amount of development costs associated with the two PUD locations that were scheduled to be drilled in the same month as the effective date of the related reserve report was $296,880 on the reserve report effective February 28, 2012 and would have been $198,760 on the reserve report effective February 28, 2013 if the economic evaluation software had been “forced” to recognize an associated development cost. The decline in development costs of $98,120 between the two years was due to (i) the assignment of working interest and corresponding decrease in net revenues ($22,084) and (ii) a change in the drilling and completion methodology ($76,036).  To avoid a possibility of misunderstanding in the future, we will ensure that in future reserve report filings the economic evaluation software is “forced” to recognize the associated development cost of any well that is scheduled to be drilled in the same month as the effective date of the reserve report.

Mr. Hiller

Securities and Exchange Commission

April 10, 2014

•

The two aforementioned PUD locations that did not have a development cost reflected in the reserve report effective February 28, 2013 were actually drilled. Location work and the setting of conductor pipe on both PUDs occurred prior to March 1, 2013.  The drilling of one of the PUDs was delayed until April 2013 due to delays in the arrival of the drilling rig itself.  The second PUD was drilled in May 2013 again due to the delay in the arrival of the drilling rig and also due to a change in the drilling order of wells in a multiple well drilling program.

•

We have quantified the changes to development costs and reserve quantities resulting from our assignment of a working and corresponding net revenue interest of approximately 10% to a third party during the year ended February 28, 2013 by grossing up the proved undeveloped reserves and development cost from the reserve report effective February 28, 2013 by a 10% factor. The PUD reserve volume on the February 28, 2013 reserve report was 206,980 bbls with a grossed up reserve base of 229,978 bbls.  The development cost of the proved undeveloped reserves on the February 28, 2013 reserve report was $1,044,380 with a grossed up development cost of $1,160,478. Therefore, the changes to development costs and reserve quantities that relate to a decrease in our working and corresponding net revenues interest of 10% are a decrease in reserve quantities of 22,998 bbls and a decrease in development costs of $116,042.

•

The development cost of proved undeveloped reserves (“PUDs”) in the reserve report effective February 28, 2013 was $1,044,380.  The development cost of PUDs in the reserve report effective February 28, 2012 was $1,431,250 resulting in a decline of development costs of $386,870 between the two reserve reports.  The five components that comprise the net change in development costs of $386,870 between the two reserve report years are (i) the three new PUDs in the February 28, 2013 reserve report referenced in the first bullet point above; (ii) the farm-in agreement referenced in the second bullet point above; (iii) the economic evaluation software exclusion referenced in the third bullet point above; (iv) the decrease in the working interest and corresponding decrease in net revenues and development costs; and (v) the change in the drilling and completion methodology.  These five components either add to an increase in, or contribute to a decrease in, the change of total development costs between the reserve reports effective February 28, 2012 and February 28, 2013. The component attributable to the farm-in agreement is a reduction of $156,275 of development costs.  A further reduction of $296,880 is related to the economic evaluation software exclusion.  These two reductions in development costs are offset by the addition of the three new PUDs for $298,140 and the adjusted change in the assignment of the decrease in working interest and corresponding net revenues of 10% for $305,214(1).  When these four components are combined and compared to the year-to-year net change in development costs, the remaining result represents a decrease of approximately $537,069 in development costs attributable to the change in drilling and completion methodology.

(1)  The methodology for calculating the adjusted change due to the assignment in working interest and corresponding net revenues of $305,214 is derived by comparing the “grossed up” development costs from the reserve report effective February 28, 2013 with the development costs of the reserve report effective February 28, 2012 after removing the two PUDs that were involved in the economic evaluation software exclusion and the three new PUDs that were added to the reserve report effective February 28, 2013.  The removal of the five PUDs from the comparison prevents the double counting of their effect on the change in development costs.

Mr. Hiller

Securities and Exchange Commission

April 10, 2014

Exhibit 99.1

2.

We have read your response to prior comment six in our letter dated February 20, 2014 and re-issue our comment in part as the reserve report does not include certain disclosures required by Item 1202(a)(8) of Regulation S-K.  Please obtain and file a revised report that addresses the following information in order to satisfy your filing obligations.

•

The purpose for which the report was prepared (e.g., prepared for inclusion as an exhibit in a filing made with the U.S. Securities and Exchange Commission (SEC) Item 1202(a)(8)(i)).

•

The date on which the report was completed (in addition to the effective date) (Item 1202(a)(8)(ii)).

•

The proportion of the Company’s total proved reserves covered by the report (Item 1202(a)(8)(iii)).

•

A statement that the assumptions, data, methods, and procedures used in the preparation of the report are appropriate for the purpose served by the report (Item 1202(a)(8)(iv)).

•

The average realized prices in addition to the initial benchmark prices by product type for the reserves included in the report as part of the primary economic assumptions (Item 1202(a)(8)(v))).

•

A discussion of the possible effects of regulation on the ability of the registrant to recover the estimated reserves (Item 1202(a)(8)(v)).

•

A statement that the third party has used all methods and procedures as it considered necessary under the circumstances to prepare the report (Item1202(a)(8)(viii)).

Response:

We have discussed with our independent reserve engineers the Staff’s comments in regards to the reserve letter issued by our reserve engineers. They have agreed to reissue their reserve letter with verbiage that will include the specific disclosures of Item 1202(a)(8) of Regulation S-K as shown in the above listed bullet points.

We are filing the revised reserve letter from our reserve engineers as Exhibit 99.1 to this response letter dealing with your latest comments.

We will ensure that future reserve letter filings address the specific disclosures required by Item 1202(a)(8) of Regulation S-K.

Closing Comments

We agree with the purpose and scope of the staff reviewing our Form 10-K filings to aid public companies in ensuring that all the information investors require to make an informed investment decision is disclosed.

We again want to thank the Staff for taking time to join the teleconference call that was held on Tuesday, April 1, 2014 to clarify the questions we had in regards to the Staff’s comments.

Mr. Hiller

Securities and Exchange Commission

April 10, 2014

We acknowledge that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are currently involved with preparing our Annual Report on Form 10-K for the fiscal year ended February 28, 2014, which we expect to timely file on or before May 29, 2014, and we will ensure that the above comments are incorporated as appropriate into this filing. Because we will soon file our next 10-K and because it is our view that the changes to our disclosures and additional disclosures to be made in response to the Staff’s comments are not material, we do not plan to also file an amendment to our Form 10-K filing for the year ended February 28, 2013 unless the Staff requests otherwise.

We believe the foregoing is responsive to your comments.  If you should have any questions or further comments, please call me at (281) 996-4176.

Sincerely,

/s/ JAMES F. WESTMORELAND

James F. Westmoreland

President and Chief Executive Officer

Exhibit 99.1

LONQUIST & CO. LLC
AUSTIN HOUSTON | PETROLEUM ENGINEERS | ENERGY ADVISORS | WICHITA CALGARY
www.lonquist.com

April 11, 2013

Mr. James F. Westmoreland
President and CEO
Daybreak Oil and Gas, Inc.
601 West Main Ave., Suite 1012
Spokane, WA 99201

Re: Daybreak Oil and Gas, Inc.
1P Reserve Report
As of February 28, 2013
SEC Guideline Case

Dear Mr. Westmoreland:

Pursuant to your request, Lonquist & Co. LLC, ("L&Co") has estimated the future oil and gas Reserves and projected the associated future revenues for certain properties owned by Daybreak Oil and Gas, Inc. ("Daybreak"). The properties evaluated herein are located in Kern County, California. At the request of Daybreak we have evaluated Proved Developed Producing ("PDP") and Proved Undeveloped ("PUD") volumes. Collectively, these volumes are commonly known as 1P or total Proved Reserves.

Effective February 28, 2013, our conclusions are as follows:

	Net to Daybreak Oil and Gas, Inc.						
	Proved Developed		Proved	Total	Total	Total	Grand
SEC Guideline Case	Producing	Non-Producing	Undeveloped	Proved[a]	Probable[a]	Possible[a]	Total[a]
Estimated Future Net Oil/Condensate, bbl	72,320	0	206,980	279,310	0	0	279,310
Estimated Future Net Gas, MMcf	0	0	0	0	0	0	0
Estimated Future Net NGL, bbl	0	0	0	0	0	0	0
Total Future Gross Revenue, $	7,293,760	0	20,873,700	28,167,460	0	0	28,167,460
Estimated Future Production Taxes, $	93,490	0	267,560	361,040	0	0	361,040
Estimated Future Operating Expenses, $	1,648,790	0	3,277,960	4,926,750	0	0	4,926,750
Estimated Future Capital Costs, $	0	0	1,044,380	1,044,380	0	0	1,044,380
Estimated Future Net Revenue ("FNR"), $	5,551,480	0	16,283,810	21,835,300	0	0	21,835,300
Discounted FNR at 10%, $	3,195,210	0	10,089,930	13,285,140	0	0	13,285,140
Discounted FNR at 15%, $	2,623,090	0	8,298,230	10,921,320	0	0	10,921,320
Estimated Net Revenues by Year, $							
2013	582,500	0	551,260	1,133,760	0	0	1,133,760
2014	596,270	0	2,375,430	2,971,690	0	0	2,971,690
2015	514,210	0	2,346,690	2,860,900	0	0	2,860,900
Subtotal	1,692,980	0	5,273,380	6,966,350	0	0	6,966,350
Thereafter	3,858,500	0	11,010,430	14,868,950	0	0	14,868,950
Total	5,551,480	0	16,283,810	21,835,300	0	0	21,835,300
Estimated Average Net Production Rate-2013[b]							
Oil/Condensate, B/D	22	0	43	65	0	0	65
Gas, Mcf/D	0	0	0	0	0	0	0
NGL, B/D							

[a]Totals might not match detailed cash flows due to computer rounding.

[b]Average production rates assume 306-days of production.

3345 Bee Cave Road, Suite 201 | Austin, Texas 78746 USA | Tel 512.732.9812 | Fax 512.732.9816

Daybreak Oil and Gas Inc.
1P Reserve Report As of February 28, 2013
SEC Guideline Case
April 11, 2013
Page 2 of 4

Purpose of Report and Standards of Practice

This report was prepared to provide the management of Daybreak Oil and Gas, Inc. with a projection of the estimated net remaining hydrocarbon Reserves and the associated projected future net revenues and for inclusion as an exhibit in a filing with the Securities and Exchange Commission ("SEC"). The assumptions, data, and procedures used in the preparation of this report are appropriate for this purpose. This report was completed April 11, 2013 and is effective as of February 28, 2013. These estimates have not been adjusted for risk.

This report has been prepared in accordance with our understanding of the Securities and Exchange Commission, S-X Reg. §210.4-10a, dated December 30, 2008 (*Modernization of Oil and Gas Reporting; Final Rule*; January 14, 2009). The applicable SEC oil and gas Reserve definitions are attached hereto.

Liquid hydrocarbon volumes are expressed in standard 42-gallon barrels. All natural gas volumes are sales gas expressed at the official pressure and temperature bases of the areas in which the gas Reserves are located.

All currencies in this report are expressed in U.S. dollars.

Reserve Estimates

Well-by-well monthly production data in this report were updated through February 2013. Extrapolation of historical production data was utilized for those producing properties where sufficient data were available to suggest decline trends. Reserves assigned to the remaining producing properties and volumes associated with non-producing assets were determined by analogy to offset wells producing from similar formations or by volumetric analyses. Hydrocarbon volumes assigned by analogy or volumetric analyses are subject to greater revision than those projected using established performance trends.

Lonquist & Co. utilized all methods and procedures that were deemed necessary under the circumstances to prepare this report and to estimate the Proved Reserves of Daybreak. Lonquist & Co believes the results presented herein are reasonable and meet the criteria established by the SEC for Proved Reserves.

As of February 28, 2013, the net remaining 1P Reserves were estimated to be 279,310 barrels of oil. These volumes represent 100% of the total Proved Reserves of Daybreak. The net present value, discounted at 10%, of the total Proved Reserves was $13,285,140. Of the total net revenue, approximately 24% was derived from the PDP Reserves.

Product Prices

The base oil price of $94.25 per barrel utilized herein is the unweighted arithmetic average of the West Texas Intermediate ("WTI") price on the first day of each month during the 12-month period prior to the ending date of the period covered by this report as reported by the Energy Information Administration. As stipulated by SEC regulations, no price escalations were included in this report.

Product price differentials were calculated by comparing the realized prices, as calculated from revenue statements, to the average NYMEX futures price for the same calendar month. These differentials resulted in an average realized price of $100.85 per barrel in this report.

3345 Bee Cave Road, Suite 201 | Austin, Texas 78746 USA | Tel 512.732.9812 | Fax 512.732.9816

Daybreak Oil and Gas Inc.
1P Reserve Report As of February 28, 2013
SEC Guideline Case
April 11, 2013
Page 3 of 4

Operating Expenses

Direct operating expense data in the economic models were supplied by Daybreak. These direct operating costs were based on actual expenses from March 2012 through February 2013, and were adjusted for non-recurring costs, where applicable.

Severance and ad valorem taxes were deducted as a percentage of gross revenues or as a charge per unit of production, where applicable. The individual well projections of oil and gas cease when the operating expenses exceed the gross revenues.

Operating expenses were not escalated in this report.

Capital Expenses

Estimated capital costs were entered as costs for the operations that would be performed on wells in the non-producing or undeveloped Reserve categories. A more accurate cost estimate for these individual investments will be generated at the time they are carried out. Development operations in this report were modeled to start at a specific point in the future. Any deviation from this timing will result in a change in the projected future net revenues for those properties evaluated herein.

Capital expenditures were not escalated in this report.

Values Not Considered

In all cases we have attempted to account for all deductions from gross revenues except for the following:

- Federal Income Tax
- Depreciation, depletion, and/or amortization, if any
- Costs in excess of revenues from uneconomic leases
- Plugging and abandonment costs in excess of salvage value
- Environmental restoration costs, if any
- Product price hedges, if any

No value has been assigned to non-producing acreage or to acreage held by production.

Report Qualifications

This report was prepared using conventional petroleum engineering procedures and techniques as were considered appropriate and necessary. The estimated future net revenues were based on projections of recoverable hydrocarbons, rates of production, timing of recompletions and drilling, proration by state and federal agencies, direct taxes, and product prices. All estimated future net revenues presented in this report are after the deduction of royalties, production costs, and development costs. This evaluation does not include indirect costs such as administrative, overhead, or other miscellaneous expenses. Any combination of many factors including weather, possible changes in regulatory guidelines, political risk, or acts of terrorism could result in future net revenue being considerably less or more than those estimated herein.

3345 Bee Cave Road, Suite 201 | Austin, Texas 78746 USA | Tel 512.732.9812 | Fax 512.732.9816

Daybreak Oil and Gas Inc.
1P Reserve Report As of February 28, 2013
SEC Guideline Case
April 11, 2013
Page 4 of 4

The operations of Daybreak may be subject to various levels of government controls and regulations. These controls and regulations may include matters relating to land tenure, drilling and production practices, environmental protection, marketing and pricing policies, royalties, various taxes and levies including income taxes all of which may be subject to change from time to time. Such changes in government regulations and policies may result in the Reserves actually recovered and future receipts therefrom being considerably less or more than those estimated herein.

THE REVENUES AND PRESENT WORTH OF FUTURE NET REVENUES PRESENTED HEREIN ARE NOT REPRESENTED TO BE MARKET VALUES EITHER FOR THE INDIVIDUAL PROPERTIES OR ON A TOTAL PROPERTY BASIS.

THE RESERVES AND REVENUE PROJECTIONS PRESENTED HEREIN ARE ONLY VALID AS OF THE EFFECTIVE DATE OF THE REPORT.

Data Sources

Data including basic well information, geological interpretations, realized product prices, operating costs, initial test rates, and ownership interests were supplied by Daybreak. We have accepted these data as correct.

Historical production data were obtained from public sources such as DrillingInfo.com and the records of the appropriate oil and gas regulatory agency. We retain in our files digital databases for all properties as well as hard copies of other information that we believe to be pertinent.

An on-site field inspection of the properties has not been performed. The mechanical operation or condition of the wells and their related facilities have not been examined nor have the wells been tested by Lonquist & Co. Any possible environmental liability related to the properties has not been investigated nor considered.

Independent Evaluation

Neither Lonquist & Co. LLC nor any of its employees have any interest or ownership in the subject properties and neither our employment to make this study nor our compensation is contingent on our findings herein.

Sincerely,

STATE OF TEXAS
DON E. CHARBULA
73435
REGISTERED
PROFESSIONAL ENGINEER

Lonquist & Co., LLC
Texas Registered Firm No. F-8952

Don E. Charbula, P.E.
Vice President
Texas License No. 73435

G. Tyson McClead
Petroleum Engineer

Signed: April 11, 2013
Austin, Texas

3345 Bee Cave Road, Suite 201 | Austin, Texas 78746 USA | Tel 512.732.9812 | Fax 512.732.9816